SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

November 21, 2023

Attorney Robert Shapiro

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 26, 2023
File No. 333-271831

Dear Mr. Shapiro:

In response to your letter dated November 14, 2023, the following information is hereby submitted on behalf of SSHT S&T Group Ltd (the “Company”). Amendment No. 5 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 4 to Registration Statement on Form S-1 filed October 26, 2023

Cover Page

1.	We note your response to prior comment 2. Please revise to state the name of the “Chinese legal counsel” that you disclose has advised that you are “…not required to seek pre-authorizations from Chinese authorities now, as the offering is not completed” and “that the Company should, through SJMC, complete the filing procedures with CSRC within 3 working days of the offering being completed.” Please also file a consent of counsel or clarify whether one has already been filed.

Response: We have updated the Registration Statement as requested. The name of Chinese Counsel is Yangsan Law Firm of Guangdong. The consent of Yangsan Law Firm of Guangdong was filed previously as Exhibit 99.1 and has been incorporated by reference in our most recent filing.

2.	Please tell us why you refer to the Foreign Investment Law as a “Draft,” as it appears that the Foreign Investment Law has been enacted. Please revise throughout to reflect the enactment of the Foreign Investment Law.

Response: We have revised the language in the Registration Statement to reflect the effectiveness of the PRC Foreign Investment Law.

3.	Your disclosure indicates that this offering is classified as a “subsequent securities offering” and therefore pre-authorization by Chinese authorities is not required for the offering, but you will be required to complete the filing procedures with the CSRC within three working days of the offering. According to your disclosure, a subsequent securities offering is defined as an offering in the same overseas market where the company has previously offered and listed securities. It appears that you and/or counsel have concluded that you meet the criteria for a subsequent offering based on the company’s quotation on the OTC Pink market. Please explain the consequences to you and to investors if this interpretation is incorrect and your quotation on the OTC Pink market is not sufficient to meet the requirement that you have listed securities in an overseas market.

Response: If this interpretation is incorrect and SSHT quotation on the OTC Pink market is not sufficient to meet the requirement that SSHT have listed securities in an overseas market, it may result in a warning or a fine ranging from RMB 1 million to RMB10 million. Furthermore, the directly responsible executives and other directly responsible personnel of the domestic company may be warned or fined between RMB 500,000 and RMB 5 million and the controlling shareholder, actual controllers, and other legally appointed persons of the domestic company may be warned or fined between RMB 1 million and RMB 10 million. We have updated our risk factors accordingly.

Prospectus Summary, page 4

4.	We note your response to prior comment 5 and reissue in part. Please revise to include references to you and your subsidiaries in the discussions about permissions or approvals required from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In this regard, we note your disclosure on page 1 that “references in this prospectus to “the Company,” “SSHT,” “we,” “our,” “us” refer only to SSHT S&T Group Ltd,” which appears to exclude your subsidiaries. Please make conforming changes where appropriate.

Response: We have updated the Registration Statement as requested.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises..., page 14

5.	We note your response to prior comment 7 and reissue for clarification. Your disclosure that you face uncertainties with respect to “indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies” remains unclear. Please clarify whether and how such transfers, if true, are related to the revised disclosure about transactions among SJMC and its shareholders, and dividends declared and payable upon the equity interests in SJMC.

Response: The uncertainties with respect to indirect transfers of equity are twofold: (1) There is a general risk or uncertainty with respect to the PRC or a PRC governmental agency’s ability intervene in SJMC’s ability engage in indirect transfers of equity or to influence and implement rules and laws that would negatively impact SJMC’s ability to engage in such transactions in the future; and (2) There is uncertainty regarding the reporting requirements and taxation of indirect transfers of equity at the PRC level. These risks and uncertainties are related to transfers by SJMC to its shareholders because, as per the Company’s current corporate structure, SJMC is wholly owned by WHL, which is wholly owned by the Company. Any transfers between SJMC and WHL could be construed and interpreted as an indirect transfer of ownership by SJMC to the Company. We have added an additional risk disclosure regarding the taxation of indirect transfers of equity interests in an effort to add further clarity to the Registration Statement.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd

/s/ Zonghan Wu
CEO and Director